SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.9)*

RiT Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.8 par value per share

(Title of Class of Securities)

M8215Q 110

 (CUSIP Number)

Boris Vitalievich Granovskiy Vice President STINS COMAN Incorporated 126 Pervomayskaya Street Moscow 105203 Russia Tel: +7 495 231-30-60

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. M8215Q 110

1.	Names of Reporting Persons. Stins Coman Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,350,326
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,350,326
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,350,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.34%
14.	Type of Reporting Person (See Instructions) CO

Schedule 13D

CUSIP No. M8215Q 110

1.	Names of Reporting Persons. Sergey Nikolayevich Anisimov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,589,889*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,589,889*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,589,889*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 87.09%*
14.	Type of Reporting Person (See Instructions) IN

* The figure includes (i) 7,350,326 ordinary shares held directly by STINS COMAN (ii) 218,813 shares issued to an affiliated Israeli company named 'Invencom Technologies Ltd.' ("Invencom" with former name of 'Quartz (Israel) Commerce and Investments Ltd.'), on September 27, 2012 and (iii) 20,750 ordinary shares purchased by Invencom in the open market. See Item 5.

Schedule 13D

CUSIP No. M8215Q 110
1.	Names of Reporting Persons. Boris Vitalievich Granovskiy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,350,326
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,350,326
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,350,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.34%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. M8215Q 110

This Amendment No. 9 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.8 each (the "Ordinary Shares"), of RiT Technologies Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by Stins Coman Incorporated, Sergey Nikolayevich Anisimov and Boris Vitalievich Granovskiy (together, the "Reporting Persons"), the last amendment of which was filed with the SEC on  February 5, 2013.

Unless otherwise defined in this Amendment No. 9, capitalized terms have the meanings given to them in the Statement.

The following amends/supplements Items 3, 5, 6 and 7 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented as follows:

The acquisition of the additional Ordinary Shares reported in this Amendment No. 9was funded with the proceeds of an outstanding loan amounts granted to the Issuer by Stins Coman Incorporated, and converted to equity of the issuer. See Items 5 and 6.

Item 5. Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 8,714,958 Ordinary Shares outstanding (excluding treasury shares) as of April 5, 2013. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b)  As of April 5, 2013:

         Stins Coman is the beneficial owner of, and may be deemed to share the power to vote and dispose of, 7,350,326 Ordinary Shares, constituting approximately 84.34% of the outstanding Ordinary Shares of the Issuer.

         Mr. Anisimov and Mr. Granovskiy may be deemed the beneficial owners of, and to share the power to vote and dispose of the 7,350,326Ordinary Shares held by Stins Coman. Mr. Granovskiy disclaims beneficial ownership of all of the Ordinary Shares reported in this Statement.

In addition, as noted in Item 3 (see in previous Amendments), Mr. Anisimov may be deemed the beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares held by Invencom Technologies Ltd. (an Israeli private company with former name 'Quartz'). Currently, Invencom holds: (i) 218,813 shares issued to it on September 27, 2012 and (ii) 20,750 Ordinary Shares purchased by it in the open market. Accordingly, these shares were aggregated to Mr. Anisimov’s beneficial holdings, reported herein.

         Except with respect to Mr. Anisimov and Mr. Granovskiy, the Reporting Persons are not aware of any executive officer or director named in Schedule A to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Schedule A to the Statement, purchased or sold any Ordinary Shares in the past sixty days, except as set forth below:

Stins Coman made the following purchases of Ordinary Shares:

Date	Amount of Ordinary Shares	Average Price Per Share	Type of Transaction

March 29, 2013	1,021,166	$ 4.44	Private placement*

* See Item 6

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby supplemented as follows:
As of March 14, 2013 the Issuer and Stins Coman entered into a Securities Purchase Agreement (the "SPA"), whereby, in consideration of the conversion of $4,533,531 outstanding loan amount the Issuer would issue 1,021,166 ordinary shares to STINS COMAN, reflecting an average conversion price of $4.44 per share. The issuance of such shares was completed on March 29, 2013.

The foregoing description of the SPA is only a summary and is qualified by reference to the full text of the SPA, attached as Exhibit 3 to this Amendment No.9.

Item 7. Materials To Be Filed As Exhibits
Item 7 of the Statement is hereby supplemented as follows:

         Schedule A     Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Stins Coman (1)

         Exhibit 1          Joint Filing Agreement Dated July 29, 2008 (2)
         Exhibit 2          Convertible Loan Agreement dated June 11, 2009 and Annex thereto (3)
         Exhibit 3          Securities Purchase Agreement dated March 14, 2013

(1) Schedule A to the Reporting Persons' Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(2) Exhibit 99 to the Reporting Persons' Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(3) Annex B to the Issuer's Notice and Proxy Statement filed with the SEC on August 11, 2009, as Exhibit 99.3 to the Issuer's Report on Form 6-K, and incorporated herein by reference.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. M8215Q 110 SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 15, 2013

STINS COMAN INCORPORATED

By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov
Title: President
By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy